SO 2/22/05

KJ 2/25

SECUR[...] [...]ISSION

05036499

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Road, Suite 112

(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Brandon (901) 324-6600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill and Ellzey, PC

(Name – *if individual, state last, first, middle name*)

5112 Stage Road, #3 (Address) Memphis (City) TN (State) 38134-3164 (Zip Code)

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 14 2005 WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/2

OATH OR AFFIRMATION

I, E. Denby Brandon, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments, Inc., as of 12/31/, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires Sept. 17, 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hill & Ellzey, P.C.
Certified Public Accountants

Brian C. Hill, CPA
Randal E. Ellzey, CPA, CFP
Ellis J. Hill, CPA
Randy A. Barnes, CPA

Board of Directors
Brandon Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Brandon Investments, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-39A09110 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stage Woods Office Park • 5112 Stage Road, Suite 3 • Memphis, TN 38134-3164 • (901) 388-3496 Phone • (901) 385-7517 Fax • cpas@cpamemphis.com Email

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and relate regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g)under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Hill & Ellzey, P.C.

Hill & Ellzey, P. C.
Memphis, TN
January 18, 2005

Hill & Ellzey, P.C.
Certified Public Accountants

Brian C. Hill, CPA
Randal E. Ellzey, CPA, CFP
Ellis J. Hill, CPA
Randy A. Barnes, CPA

Board of Directors
Brandon Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Brandon Investments, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-39A09110 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stage Woods Office Park • 5112 Stage Road, Suite 3 • Memphis, TN 38134-3164 • (901) 388-3496 Phone • (901) 385-7517 Fax • cpas@cpamemphis.com Email

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and relate regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g)under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Hill & Ellzey, P.C.

Hill & Ellzey, P. C.
Memphis, TN
January 18, 2005

BRANDON INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Hill & Ellzey, P.C.
Certified Public Accountants

Brian C. Hill, CPA
Randal E. Ellzey, CPA, CFP
Ellis J. Hill, CPA
Randy A. Barnes, CPA

Independent Auditor's Report

Board of Directors
Brandon Investments, Inc.

We have audited the accompanying balance sheet of Brandon Investments, Inc., as of December 31, 2004, and the related statements of income and expenses, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandon Investments, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9, 10, and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill + Ellzey P.C.

Hill & Ellzey, P. C.
Memphis, TN
January 18, 2005

Stage Woods Office Park • 5112 Stage Road, Suite 3 • Memphis,TN 38134-3164 • (901) 388-3496 Phone • (901) 385-7517 Fax • cpas@cpamemphis.com Email

Brandon Investments, Inc.
BALANCE SHEET
December 31, 2004

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$ 245,039	
Accounts Receivable	35,455	
Prepaid Expenses	10,857	
Total Current Assets		$ 291,351
FIXED ASSETS		
Furniture, Fixtures, & Equipment	$ 89,518	
Less: Accumulated Depreciation	(86,822)	
Total Fixed Assets - Net		2,696
OTHER ASSETS		
Due from Affiliates	$ 54,998	$ 54,998
TOTAL ASSETS		$ 349,045

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 1,313	
Accrued Payroll Taxes	15	
Accrued State Franchise & Excise Taxes	784	
Deferred Income Taxes	7,169	
Total Current Liabilities		$ 9,281
TOTAL LIABILITIES		$ 9,281
STOCKHOLDERS' EQUITY		
Common stock (authorized, issued & outstanding 100 shares, no par value)	$ 4,996	
Retained Earnings	334,768	
Total Stockholders' Equity		$ 339,764
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 349,045

See notes to financial statements.

Brandon Investments, Inc.
STATEMENT OF INCOME & EXPENSES
Year Ended December 31, 2004

INCOME		
Commissions	$ 651,539	
Dividends & Other Income	2,016	
Total Income		$ 653,555
EXPENSES		
Advertising & Promotion	$ 3,160	
Automobile Expense	5,048	
Contributions	850	
Miscellaneous Expense	11,697	
Dues & Publications	11,518	
Entertainment	2,992	
Insurance	81,511	
Office Supplies & Expense	19,236	
Postage	5,379	
Depreciation	1,712	
Professional Services	7,350	
Profit Sharing	128,000	
Rent	42,280	
Salaries	664,826	
Taxes	38,608	
Telephone	5,112	
Travel	16,334	
Reimbursed by Affiliate (Note 3)	(388,102)	
Total Expenses		$ 657,511
NET INCOME (LOSS) BEFORE INCOME TAXES		$ (3,956)
PROVISION FOR INCOME TAXES		
Current		
State	$ 784	
Federal	1,104	
Deferred	505	
Total Provision for Income Taxes		$ 2,393
NET INCOME (LOSS) FOR THE YEAR		$ (6,349)

See notes to financial statements.

Brandon Investments, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2004

	Common Stock		
	Number Of Shares	Amount	Retained Earnings
Balance December 31, 2003	100	$ 4,996.22	$ 341,117
Net Income (Loss) for the Year			(6,349)
Balance December 31, 2004	100	$ 4,996.22	$ 334,768

See notes to financial statements.

Brandon Investments, Inc.
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash & Cash Equivalents
Year Ended December 31, 2004

Cash Flows from Operating Activities:		
Net income (loss)		$ (6,349)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Deferred Income Taxes	$ 505	
Depreciation	1,712	
Changes in Operating Assets & Liabilities:		
Decrease in Accounts Receivable	$ 9,364	
Decrease in Prepaid Expenses	714	
Decrease in Due to Affiliates	32,065	
Increase in Accrued Taxes	54	
Increase in Accounts Payable	21	
Total Adjustments to Net Income		$ 44,435
Net Cash Provided by Operating Activities		$ 38,086
Cash Flows from Investing Activities-Purchase of Equipment		(600)
Net Increase in Cash & Cash Equivalents		$ 37,486
Cash & Cash Equivalents December 31, 2003		207,553
Cash & Cash Equivalents December 31, 2004		$ 245,039

See notes to financial statements.

Brandon Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brandon Investments, Inc. was organized on July 16, 1982, as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The company sells securities, life insurance, annuities, and other types of investments that would be recommended by its affiliate. The company derives its income from commissions on those sales.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For the purposes of the statement of cash flows, the company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Deferred income taxes are provided for the timing differences between financial statement and income tax reporting.

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using accelerated methods.

Note 2: RELATED PARTIES

Substantial managerial services, office facilities, and other benefited are provided by the company to Brandon Financial Planning, Inc., which is affiliated with the company through common ownership and control. There were no financial transactions between the companies except as outlined in Note 3.

Note 3: ADMINISTRATIVE OVERHEAD REIMBURSEMENT

This income item represents an allocation of the costs incurred by the company, as explained in Note 2 above. Many of the items of expense overlap between the two corporations, making it virtually impossible to separate them without cumbersome and time consuming time and/or other records. The allocations are based on percent of total income, which appears reasonable, according to management.

Note 4: PENSION PLAN

Brandon Investments, Inc. maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, amounted to $128,000 in 2004.

Note 5. INCOME TAX

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes, related primarily to differences between financial and income tax reporting (cash basis). The deferred tax assets and liabilities represent the future tax return consequences of those differences which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Deferred tax assets and liabilities consist of the following:

Deferred tax liabilities	$ 7,623
Deferred tax assets	(454)
Net deferred tax liability	$ 7,169
	=======

At December 31, 2004, the Company has state net operating losses to carry forward which expire as follows:

Amount expiring in 2018	$ 987

Note 6. LEASE

The Company has a noncancelable operating lease for its office space.

The total minimum future commitment under this lease for future years is as follows:

2004	$ 37,236

Brandon Investments, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2004

Subordinated Liabilities December 31, 2003	$ .00
Subordinated Liabilities December 31, 2004	$ .00

Brandon Investments, Inc.
COMPUTATION OF NET CAPITAL
December 31, 2004

NET CAPITAL		
Stockholders' Equity		$ 339,764
Add:		
Deferred Income Taxes		7,169
Total Capital & Allowable Liabilities		$ 346,933
Deductions:		
Fixed Assets – Net	$ 2,696	
Prepaid Expenses	10,857	
Non-Allowable Assets – Other	54,998	68,551
Net Capital Before Haircuts		$ 278,382
Haircuts on Securities Money Market Account		3,987
NET CAPITAL		$ 274,395
MINIMUM NET CAPITAL REQUIREMENT		$ 5,000
AGGREGATED INDEBTEDNESS		
Accounts Payable & Accrued Expenses		$ 2,112
Percentage of Aggregated Indebtedness To Net Capital		0.77%

Brandon Investments, Inc.
RECONCILIATION WITH COMPANY COMPUTATION
December 31, 2004

Reconciliation of Net Capital	
Net Capital as Reported in Company FOCUS Report	$ 231,771
Add:	
Decrease in Allowable Assets & Liabilities	
Accounts Receivable & Allowable Liabilities	49,793
Deduct:	
Increase in Aggregate Indebtedness	
Decrease in Accrued Expense	(7,169)
NET CAPITAL	$ 274,395
Reconciliation of Aggregate Indebtedness	
Aggregate Indebtedness as reported in Company's FOCUS Report	$ 9,281
Add/Deduct:	
Decrease in Accrued Expenses	(7,169)
Aggregate Indebtedness	$ 2,112